November 5, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Office of Filings, Information & Consumer Service

Re: Advisor One Funds (the "Funds")
    Fidelity Bond Filing Pursuant to Rule 17g-1a

Dear Sir/Madam:

Pursuant to Rule 17g-1/a of the Investment Company Act of 1940, as amended, please be advised that the policy is being amended to add the Select Appreciation Fund, Enhanced Income Fund and Flexible Income Fund.  As previously reported, the premium associated with the Funds' Investment Company Blanket Bond in the amount of $4,164 has been paid for the March 1, 2009 to March 1, 2010 policy year.

If you have any questions, please give me a call at 631-470-2663.

Very truly yours,

/s/ Jennifer Farrell

Jennifer Farrell

Paralegal

Gemini fund Services, LLC

450 Wireless Boulevard

Hauppauge, NY 11788

GREAT AMERICAN INSURANCE GROUP
Administrative Offices
580 Walnut Street
Cincinnati, Ohio 45202
Tel: 1-513-369-5000

INSURED COPY
554-45-51 - 06

RIDER NO. 5

JOINT INSURED LIST

To be attached to and form part of Bond No. 554-45-51 - 06

In favor of AdvisorOne Funds

It is agreed that:

1. At the request of the Insured, the Underwriter **adds to** the list of Insured under the attached bond the following:

   Select Appreciation Fund
   Enhanced Income Fund
   Flexible Income Fund

2. This rider shall become effective as of 12:01 a.m. on 10/01/2009 standard time.

By: ______________________
(Authorized Representative)